Exhibit  99.7

KPMG LLP Chartered Accountants 2700 205 - 5th Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission - Securities Division

Dear Sirs/Mesdames:

Re:

Harvest Energy Trust (the "Trust")

We refer to the short form prospectus of the above Trust dated May 28, 2009 relating to the sale and issue of trust units of the Trust.

We consent to the incorporation by reference in the short form prospectus of our report dated March 2, 2009 to the unitholders of the Trust on the following financial statements:

Consolidated balance sheets as at December 31, 2008 and 2009;

Consolidated statements of income (loss) and comprehensive income (loss), unitholders’ equity and cash flows for the years then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/S/ KPMG LLP
Chartered Accountants

Calgary, Canada
May 28, 2009

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.